Exhibit 99.1

Annual General Meeting of Jumia Technologies AG on May 15, 2026

Voting results

Agenda item		valid votes cast	Percentage of total share capital	YES Votes	YES in %	NO Votes	NO in %	Votum
2	Resolution on the ratification of the acts of the members of the Management Board for the financial year 2025	53,266,391	21.50	52,937,446	99.38	328,945	0.62	Approved
3	Resolution on the ratification of the acts of the members of the Supervisory Board for the financial year 2025	53,264,745	21.50	52,930,992	99.37	333,753	0.63	Approved
4	Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed financial statements and an interim management report as well as any audit review of additional interim financial information	53,302,932	21.52	53,113,518	99.64	189,414	0.36	Approved
5	Resolution on the approval of the compensation report for the financial year 2025	53,066,033	21.42	52,267,378	98.49	798,655	1.51	Approved
6	Resolution on the approval of the amended remuneration system for the members of the Management Board	53,075,063	21.43	46,662,830	87.92	6,412,233	12.08	Approved
7	Resolution on the approval of the amended remuneration system and on the remuneration for the Supervisory Board members	53,017,273	21.40	52,186,724	98.43	830,549	1.57	Approved
8.1	Resolution on the election of members of the Supervisory Board – Jonathan D. Klein	53,147,949	21.46	52,047,974	97.93	1,099,975	2.07	Approved
8.2	Resolution on the election of members of the Supervisory Board – Anne Kembene Ooga Eriksson	53,150,617	21.46	52,333,280	98.46	817,337	1.54	Approved

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Agenda item		valid votes cast	Percentage of total share capital	YES Votes	YES in %	NO Votes	NO in %	Votum
8.3	Resolution on the election of members of the Supervisory Board – Blaise Judja-Sato	53,258,691	21.50	19,860,012	37.29	33,398,679	62.71	Rejected
8.4	Resolution on the election of members of the Supervisory Board – Hassanein Hiridjee	53,644,101	21.66	53,067,844	98.93	576,257	1.07	Approved
8.5	Resolution on the election of members of the Supervisory Board – Benjamin T. Faw	52,892,791	21.35	52,892,400	99.99	391	0.01	Approved
8.6	Resolution on the election of members of the Supervisory Board – Dr. Akinwumi Ayodeji Adesina	53,307,183	21.52	52,747,448	98.95	559,735	1.05	Approved
9	Resolution on the amendment of section 5(2) and section 5(3) sentence 1 of the articles of association of the Company to enable the issuance of electronic shares	53,306,241	21.52	52,590,032	98.66	716,209	1.34	Approved
10	Resolution on the creation of a new authorized capital to settle obligations under a new virtual participation program with the exclusion of the subscription rights as well as on the corresponding amendment to the articles of association of the Company	53,220,343	21.49	52,200,920	98.08	1,019,423	1.92	Approved
11	Resolution on the cancellation of the existing Authorized Capital 2024/I and the creation of a new authorized capital generally granting subscription rights, but with the exclusion of the subscription rights for specific purposes and with the authorization for the exclusion of subscription rights as well as on the corresponding amendment to the articles of association of the Company	53,036,895	21.41	52,249,808	98.52	787,087	1.48	Approved
12	Resolution on the creation of a new authorized capital to settle remuneration claims of the Supervisory Board members with the exclusion of the subscription rights as well as on the corresponding amendment to the articles of association of the Company	53,189,113	21.47	52,106,246	97.96	1,082,867	2.04	Approved
13	Resolution on the cancellation of the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, and on the cancellation of the corresponding existing Conditional Capital 2021/II and creating a new Conditional Capital 2026/I, as well as on the corresponding amendments to the articles of association of the Company	53,179,383	21.47	52,432,762	98.60	746,621	1.40	Approved

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